Exhibit 99.4

James Hardie Industries SE
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

2 July 2012

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

James Hardie Dividend Amount

The Company’s dividend of 38 US cents per CUFS announced on 17 May 2012 converts to 37.4490 Australian cents.

The dividend is payable in Australian currency on 23 July 2012 to securityholders registered at the 29 June 2012 record date.

The dividend will be paid:

•	in US dollars to American Depositary Receipt holders and securityholders who have elected to receive payment in US currency;

•	in New Zealand dollars to securityholders who have elected to receive payment in NZ currency; and

•	in pounds sterling to securityholders who have elected to receive payment in UK currency.

Yours faithfully

Marcin Firek
Company Secretary

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), Alison Littley (UK), James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719